EXHIBIT — (a)(1)(xv)
FORM OF E-MAIL/LETTER ANNOUNCING
FINAL RESULTS OF OPTION EXCHANGE PROGRAM

To:	[Eligible Option Holder]

Date:	June 12, 2009

Re:	Final Results of Delek US Holdings Option Exchange Program
Dear [Option Holder Name]:
     On May 13, 2009, we announced and commenced the Delek US Holdings Option Exchange Program, a one-time option exchange program which permitted eligible holders of nonqualified stock options under our 2006 Long-Term Incentive Plan the opportunity to exchange those options for replacement stock options covering fewer shares with an exercise price equal to the greater of $8.00 or the fair market value of our Common Stock at the close of trading on the replacement option grant date (the “Offer”).
     The Offer expired at midnight, Eastern Time (11:00 p.m. Central time), on Wednesday, June 10, 2009. Pursuant to the Offer, we accepted for exchange options to purchase an aggregate of 1,398,641 shares of our common stock, representing 84.28% of the 1,659,589 shares covered by the options that were eligible to be tendered in the Offer. In accordance with the terms and conditions of the Offer, effective June 10, 2009, we granted replacement options to purchase 803,190 shares of common stock in exchange for the tendered options. The exercise price per share of each replacement option granted pursuant to the Offer is $9.17, the closing price of our common stock on the New York Stock Exchange on June 10, 2009, the replacement option grant date.

(a)(1)(xv)-1